SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2008

Commission File Number 1-33208

SOLARFUN POWER HOLDINGS CO., LTD

666 Linyang Road Qidong, Jiangsu Province 226200 People's Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

 (Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 SOLARFUN POWER HOLDINGS CO., LTD., Solarfun Signs Letter of Intent for Three Year Supply Agreement with Q-Cells

Exhibit 99.1

Solarfun Signs Letter of Intent for Three Year Supply Agreement with Q-Cells

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd ( “Solarfun” ) ( NASDAQ:SOLF), an established vertically-integrated manufacturer of silicon ingots and photovoltaic (“PV”) cells and modules in China, today announced that it has entered into a letter-of-intent for a three-year supply agreement with Q-Cells International, a 100% subsidiary of Q-Cells AG (“Q-Cells”), the world’s largest independent manufacturer of solar cells.

Under the letter of intent, Q-Cells International intends to purchase from Solarfun a minimum of 100 MW of PV modules per annum using PV cells supplied by Q-Cells from 2009 through 2011. The modules shall be delivered according to Q-Cells design and specifications and used to serve Q-Cells International’s rapidly growing systems businesses’ requirements. In addition, both parties intend to complete an agreement whereby the companies will cooperate to further enhance the development of highly efficient and low cost PV solar modules.

Anton Milner, CEO of Q-Cells stated, “We are very pleased to establish this relationship with Solarfun which will support our growing needs for the rapidly expanding activities in Q-Cells International, in this case primarily outside of Europe. We aim to combine our high efficiency cells and Solarfun’s competitive, flexible and high quality manufacturing base for solar modules to create high efficiency and cost effective module solutions for these systems. We believe that close cooperation between the two parties will provide each with opportunities to grow and compete effectively in the burgeoning field of renewable solar energy.”

Solarfun CEO Harold Hoskens commented, “We believe this relationship is beneficial to both parties and provides a platform for further areas of cooperation. We are pleased that Q-Cells intends to choose us as a major module supplier with this sizeable commitment. Upon the expected entry into the contract, it will allow us to build additional scale, and leverage and enhance our corporate structure. We look forward to building further areas of cooperation and sharing process, product and application technology that could benefit both parties.”

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures the majority of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

About Q-Cells AG

Founded in 1999, Q-Cells AG is today the largest manufacturer of solar cells worldwide. In 2007, with some 1,800 employees, the company produced monocrystalline and multi-crystalline solar cells with a total performance of 389.2 megawatt peak and delivered them worldwide to manufacturers of solar modules. More than 200 scientists and engineers at Q-Cells are working on advancing the technology so as to achieve the objective of the company – reducing photovoltaic costs quickly and on a sustained basis and making them competitive. In addition to the activities in its core business, from 2008 onwards several Q-Cells AG subsidiaries will be producing photovoltaic modules on the basis of various thin-film technologies. Q-Cells AG has branches in Hong Kong, China and Japan, is listed on the Frankfurt Stock Exchange (QCE; WKN555866) and included in the TecDAX, the German technology index.

Safe Harbor Statement

This announcement contains forward-looking statements, such as the Company’s potential areas of cooperation with Q-Cells.. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Q-Cells AG :
Stefan Lissner, +49 (0)3494 66 99-10110
Fax: +49 (0)3494 66 99-10000
Head of Investor Relations
s.lissner@q-cells.com
www.q-cells.com
or
Solarfun Power Holdings Co., Ltd.
Paul Combs, 86 21-6393-8206
Mobile: 86 138 1612 2768
V.P. Strategic Planning
IR@solarfun.com.cn
or
Christensen
Roger Hu, 852 2117 0861
rhu@ChristensenIR.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARFUN POWER HOLDINGS CO., LTD

Date:	August 27, 2008	By:	/s/ Harold Hoskens
			Name:	Harold Hoskens
			Title:	CEO